SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                       For the month of January, 1999

                               HOLLINGER INC.

              (Translation of registrant's name into English)

                             10 Toronto Street
                          Toronto, Ontario M5C 2B7
                                   CANADA

                  (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F  [  ]               Form 40-F [x]

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes        [  ]               No  [x]

                                EXHIBIT LIST


                                                           Sequential
Exhibit      Description                                   Page Number

    99.1     Press Release dated January 27,                      5
             1999 of Hollinger Canadian
             Publishing Holdings Inc., Hollinger
             Inc. and Hollinger International
             Inc.

                                 SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  HOLLINGER INC.

Date: January 29, 1999            by

                                        /s/ Charles G. Cowan, Q.C.
                                     -------------------------------
                                     Name:  Charles G. Cowan, Q.C.
                                     Title: Vice President and
                                            Secretary